EXHIBIT 99.1

Crucell and Kimron Veterinary Institute Announce Anticipated Approval of West Nile Veterinary Vaccine Early 2004

LEIDEN, The Netherlands, Sept. 03, 2003 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) and Israeli Kimron Veterinary Institute announced today that they anticipate approval of a veterinary West Nile vaccine in early 2004. Kimron had previously expected to register the PER.C6(TM)-based West Nile veterinary vaccine at the end of 2004. Based on encouraging results from the initial pre-clinical studies, Kimron now will conduct a field trial during the 2003 mosquito season to ensure that the licensed vaccine is available before the start of the 2004 mosquito season. Kimron signed a license agreement with Crucell in June 2003 to use Crucell's PER.C6(TM) cell line technology to develop a West Nile veterinary vaccine. The PER.C6(TM)-based West Nile veterinary vaccine is a whole-killed vaccine, which means that the virus is inactivated, yet able to elicit a strong and effective immune response. The new vaccine is expected to have improved purity at competitive costs.

Kimron will commence a large trial involving approximately 2,000 geese to test the PER.C6(TM)-based West Nile veterinary vaccine under field conditions. The geese will be vaccinated two times within a 14-day interval followed by direct exposure to the live West Nile virus. Depending on the success of the field trial, it is likely that the PER.C6(TM)-based West Nile veterinary vaccine will be approved for use in geese in early 2004.

Geese are natural targets for the West Nile virus. Geese can contract a West Nile virus infection resulting in West Nile fever and possibly neurological disease and death. In Israel, West Nile virus affected the country's goose population resulting in severe morbidity and mortality until vaccination with a West Nile veterinary vaccine was implemented. Kimron intends to replace their existing West Nile veterinary vaccine, which is currently produced on mouse brains, with the PER.C6(TM)-based vaccine.

Kimron has commercial rights to the whole-killed West Nile veterinary vaccine in Israel, and will pay Crucell a royalty on sales. Crucell will receive the commercial rights to the vaccine outside of Israel.

Human Vaccine Against West Nile Virus

In a separate program, Crucell is also developing a West Nile vaccine based on the whole-killed virus specifically for use in humans. As geese are naturally susceptible to West Nile infection they represent a good and stringent model for testing experimental vaccines. Crucell intends to announce clinical development timelines for the human West Nile vaccine later this year.

Overview of West Nile Virus

West Nile virus is a member of the flavivirus family, which includes yellow fever and St Louis encephalitis and is commonly found in Africa, West Asia and the Middle East. West Nile virus is carried by birds and is spread to humans by mosquitoes. In humans, infection with West Nile virus usually results in a case of West Nile fever, which is a mild disease characterized by flu-like symptoms. In about 1% of cases it causes severe and sometimes fatal inflammation of the brain and surrounding membranes (meningitis, encephalitis or meningoencephalitis). Currently, there is no vaccine available to protect humans against infection with West Nile virus.

About Crucell

Crucell N.V. is committed to improving public health through the development of vaccines and antibodies that prevent or treat infectious diseases. Crucell develops vaccines and licenses its PER.C6(TM) production technology to companies in the pharmaceutical and biotechnology industry. The company's licensees include Merck & Co., Inc. for its HIV vaccine, Novartis, GSK, Centocor/J&J and Aventis. The company has an alliance with DSM Biologics to produce monoclonal antibodies and recombinant proteins. Crucell has partnered with the US National Institutes of Health (NIH) for the development of an Ebola vaccine. Crucell is also developing a human and veterinary West Nile vaccine based on PER.C6(TM). Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

About Kimron Veterinary Institute

The Kimron Veterinary Institute is the diagnostic and research arm of the Veterinary Services of the Israeli Ministry of Agriculture. Kimron comprises 19 laboratories, 18 of which are located at the Bet Dagan campus, and a satellite diagnostic laboratory in northern Israel. The main functions of Kimron are diagnosis in the laboratory and on the farm, research and development, extension, vaccine control and production, and public health.

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CONTACT: Crucell N.V.
         Louise Dolfing Communications Manager
         Tel. +31-(0) 71-524 8863
         l.dolfing@crucell.com

         Kimron Veterinary Institute
         Itzchak SaminaHead, State Laboratory for Vaccine Control
         Tel. +972 3 968 1696